600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

June 3, 2011

Mr. Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:    Cheniere Energy Partners, L.P.
Re:    Form 10-K for the Fiscal Year Ended December 31, 2010
Re:    Filed March 3, 2011
Re:    File No. 001-33366

Dear Mr. Mew:

On behalf of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), we enclose the responses of the Partnership to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2011 with respect to the Partnership's Form 10-K for the fiscal year ended December 31, 2010 (File No. 001-33366) (the “10-K”). For your convenience, the responses are prefaced by the exact text of the Staff's corresponding comment.

The Partnership acknowledges the following: (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Meredith S. Mouer
Meredith S. Mouer

cc:    Meg A. Gentle (Cheniere Energy Partners, L.P.)

Austin Beijing Dallas Houston London New York The Woodlands Washington, DC

Cheniere Energy Partners, L.P.
Form 10-K (File No. 001-33366)
Partnership's Response to
SEC Comment Letter dated May 20, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Consolidated Statements of Operations, page 51

1.
We note your response to comment two in our letter dated April 22, 2011 regarding the application of the two class method to earnings per unit calculations. Please clarify for us and in your disclosures if the common and the subordinated units participate equally in distribution amounts when applying the two class method. With the view to enhance transparency, please disclose if you allocate earnings or losses to IDR holders for the purpose of the two class method EPU calculations for each period presented in future filings.

Response:

When applying the two class method, the common units and the subordinated units participated equally in distribution amounts made with respect to the first quarter of 2010 because the subordinated units participated equally in cash distributions and the undistributed net income was allocated to all the securities on a pro-rata basis. The common units and the subordinated units did not participate equally in distribution amounts made with respect to the last three quarters of 2010 because the subordinated unitholders did not receive distributions, thereby impacting the earnings per unit calculation for the subordinated units and the common units apart from the Partnership's combined earnings per limited partner unit.

The Partnership properly included the appropriate participating securities in its earnings per unit calculation in accordance with the two-class method, but it did not separately disclose earnings per unit for each of the common units and subordinated units. After further review of the guidance found in codification 260-10-45-60, we note the standard requires the presentation of basic and diluted earnings per unit for “common shareholders but does not require the presentation of basic and diluted EPS for securities other than common stock”. Although the basic and diluted earnings per common unit calculation is not separately disclosed, we believe that the relevant information required to make such calculation is contained in the 10-K. Furthermore, we do not believe the absence of such disclosure had a material impact to the readers of the Partnership's financial statements taken as a whole. However, in response to this comment, the Partnership will disclose in future filings earnings per unit for each of the common units and the subordinated units, as prescribed in codification 260-10-45-60. We have provided an example of such disclosure below.

Additionally, we will disclose in future filings whether the Partnership allocates earnings or losses to IDR holders for the purpose of the two class method earnings per unit calculation for each period presented. This allocation to IDR holders is not currently applicable to the Partnership because we are not making any cash distributions to IDR holders.

Cheniere Energy Partners, L.P.
Form 10-K (File No. 001-33366)
Partnership's Response to
SEC Comment Letter dated May 20, 2011

EXAMPLE Note [X] - Cash Distributions and Net Income Per Unit
Cash Distributions
Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash (as defined in our partnership agreement). Generally, our available cash is our cash on hand at the end of a quarter less the amount of any reserves established by our general partner. All distributions paid to date have been made from operating surplus. The following provides a summary of distributions paid by us during the year ended December 31, 2010:

			Total Distribution (in thousands)
	Period Covered by	Distribution Per	Common and General Partner	Subordinated
Date Paid	Distribution	Common Unit	Units	Units
February 12, 2010	October 1 – December 31, 2009	$0.425	$12,630	$57,538
May 14, 2010	January 1 – March 31, 2010	0.425	12,630	57,538
August 13, 2010	April 1 – June 30, 2010	0.425	11,456	—
November 12, 2010	July 1, 2009 – September 30, 2010	0.425	11,456	—
The subordinated unitholders receive distributions only to the extent we have available cash above the minimum quarterly distribution to our common unitholders and general partner and certain reserves.  As a result of the assignment of Cheniere Marketing's TUA to Cheniere Investments, effective July 1, 2010, our available cash for distributions was reduced. Therefore, we did not pay any distributions on our subordinated units with respect to the quarters ended June 30, 2010, September 30, 2010 and December 31, 2010.

Net Income per Unit
Net income per unit for a given period is equal to the distributions that will be made to each unitholder with respect to the period plus an allocation of undistributed net income. The two class method dictates that net income for a period be reduced by the amount of available cash that will be distributed with respect to that period; and, any residual amount representing undistributed net income be allocated to common unitholders and other participating unitholders to the extent that each unit may share in net income as if all of the net income for the period had been distributed in accordance with the partnership agreement.

Under the partnership agreement, the IDR holders participate in net income only to the extent of the amount of cash distributions actually declared to be paid to IDR holders, thereby excluding the IDR holders from participating in undistributed net income or losses. We did not make any distributions to IDR holders for any of the periods presented and therefore, did not allocate net income to IDR holders for the purpose of the two class method for the period presented.

The following table provides a reconciliation of net income and the allocation of net income to the common units, subordinated units, and general partner for purposes of computing net income per unit for the year ended December 31, 2010 (in thousands, except per unit data):

			Limited Partner Units
			Common		Subordinated				General
	Total		Units		Units		Total		Partner
Net income	$107,568	(a)
Less: Declared distributions	104,538		44,910		57,538		102,448		2,090
Allocation of undistributed net income (loss)	3,030		(1,815)		4,784		2,969		61
Allocation of net income	$107,568		$43,095		$62,322		$105,417		$2,151
Weighted-average units outstanding			26,416	(a)	135,384	(a)	161,800	(a)
Net income per unit - basic and diluted			$1.63		$0.46		$0.65	(a)

(a)    Amounts currently disclosed on the Consolidated Statements of Operations for the year ended December 31, 2010.

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